UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-32349

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Signet Jewelers Limited US Employee

Stock Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Signet Jewelers Limited

Clarendon House

2 Church Street

Hamilton

Bermuda

The following financial statements for the Signet Jewelers Limited US Employee Stock Savings Plan are being filed herewith:

The following exhibit is being filed herewith:

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm. Consent of Bober, Markey, Fedorovich & Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the Signet Jewelers

Limited US Employee Stock Savings Plan

and the Board of Directors of Signet

Jewelers Limited

Akron, Ohio

We have audited the accompanying statements of financial condition of the Signet Jewelers Limited US Employee Stock Savings Plan (the “Plan”) as of April 30, 2015 and 2014, and the related statements of changes in plan equity for the years ended April 30, 2015, 2014 and 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of April 30, 2015 and 2014, and the changes in plan equity for the years ended April 30, 2015, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

BOBER, MARKEY, FEDOROVICH & COMPANY

Akron, Ohio

July 13, 2015

Signet Jewelers Limited US Employee Stock Savings Plan

Statements of Financial Condition

April 30, 2015 and 2014

	2015	2014
Assets:
Government Money Market Account	$3,592,690	$2,746,127

Total Assets:	3,592,690	2,746,127

Liabilities:
Participant Withdrawals Payable	34,418	9,760

Total Liabilities:	34,418	9,760

Equity:
Plan Equity	3,558,272	2,736,367

Total Plan Equity:	$3,558,272	$2,736,367

The accompanying notes are an integral part of these financial statements.

Signet Jewelers Limited US Employee Stock Savings Plan

Statements of Changes in Plan Equity

For the Years Ended April 30, 2015, 2014 and 2013

	2015	2014	2013
Additions:
Participants’ Contributions During the Year	$3,412,016	$2,528,586	$1,963,565
Interest Earned During the Year	297	228	177

Total Additions	3,412,313	2,528,814	1,963,742
Deductions:
Participants’ Withdrawals During the Year	(281,746)	(264,006)	(158,395)
Assets Used for Stock Purchases	(2,308,662)	(1,624,495)	(1,447,989)

Change in Plan Equity:	821,905	640,313	357,358
Plan Equity:
Beginning of Year	2,736,367	2,096,054	1,738,696

End of Year	$3,558,272	$2,736,367	$2,096,054

The accompanying notes are an integral part of these financial statements.

Signet Jewelers Limited US Employee Stock Savings Plan

Notes to Financial Statements

April 30, 2015, 2014 and 2013

1) Description of the Plan

The following description of the Signet Jewelers Limited (the “Company”) US Employee Stock Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the provisions of the Plan.

The Signet Jewelers Limited US Employee Stock Savings Plan was adopted by the Board of Directors of the Company (the “Board”) on July 9, 2008.

The Plan provides eligible employees with an opportunity to accumulate savings through payroll deductions and to apply such savings to the purchase of common shares of the Company. The Plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the United States Internal Revenue Code of 1986, as amended (the “Code”). The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The maximum number of shares that may be placed under options under the Plan is 8,568,841 shares, subject to any adjustment in the number of shares available pursuant to the terms of the plan. In addition, as of any date within any period of ten years, not more than 10% of the shares issued immediately prior to such date may in the aggregate be issued or issuable pursuant to rights acquired under the Plan and any other employee share plans adopted by the Company. For purposes of the foregoing limit, shares subject to options which have lapsed are not taken into account. As of April 30, 2015, 309,115 shares had been issued under the Plan leaving 8,259,726 shares available for future issuance, subject to the limitations discussed above.

Term

The Plan will remain in effect until the first to occur of (i) its termination by the Board or (ii) the expiry of ten years from the date of its adoption.

Eligibility

Employees will be eligible to participate in the Plan, if as of September 1 of the year an employee: 1) has been continuously employed with either Signet US Holdings, Inc. or Sterling Jewelers Inc. for at least twelve months, 2) has worked at least 1,000 hours during the preceding twelve months; and 3) does not or would not, after exercise of all outstanding options, hold 5% or more of the total combined voting power or value of all classes of stock of the Company or any parent or subsidiary thereof. As of April 30, 2015, 2014 and 2013 the Plan had 2,357, 1,769, and 1,364 active participants, respectively.

Signet Jewelers Limited US Employee Stock Savings Plan

Notes to Financial Statements

April 30, 2015, 2014 and 2013

Contributions

Eligible employees may participate in the Plan by entering into a savings contract, during the enrollment period, in the manner and in the form provided by the Company. Under each savings contract, employees will agree to have amounts withheld from their salary as a payroll deduction for a period of 27 months or such lesser period permitted by the Company, subject to any limits established by the Board on the amount of savings permitted under the Plan. As a result, eligible employees are permitted to enter into more than one savings contract at a time, so long as the participant’s contributions under the Plan are not less than $10 or more than $400 for any month. A participant cannot change the rate of payroll deductions once a savings contract has commenced. Participants’ contributions are made after applicable withholding taxes have been withheld from the participants’ earnings.

The Company will designate eligibility periods during which eligible employees may elect to enter into a savings contract. These eligibility periods ordinarily relate to periods following the announcement of the Company’s financial results during which the Company is permitted to grant options with respect to shares.

As permitted by the Plan document, the Company determined that each savings contract begins on approximately the second pay date in October of the contract year and concludes 27 months after inception.

Contributions withheld for participants are pooled and invested in money market funds. Interest earned on those funds is allocated on a pro-rata basis to participant accounts based upon the participant’s relative account balance. Effective May 1, 2015, the money market fund and associated interest feature of the Plan has been eliminated. Accumulated participant contributions and associated interest credited to participant accounts has been moved to a Signet Jewelers Limited bank account and are a general liability of the Company and a receivable to the Plan. Participant interest accumulated in the Plan as of May 1, 2015 will remain in the participants account and will be paid to the participant either prior to or at the conclusion of the savings contract.

Grant and Exercise Price of Options

Employees are granted with respect to each savings contract one option to acquire shares of the Company at the end of the term of such contract. Each option represents a right to purchase the largest number of shares, determined at the date of grant that could be bought with the accumulated savings (excluding any interest) under a savings contract at the exercise price per share with respect to such option. Options are granted as of the first business day of any period during which savings may accrue and be accumulated under a savings contract.

The exercise price per share under a savings contract will be determined by the Board, but will not be less than 85% of the fair market value using the mid-market closing price of a share as of the date of grant of such option.

No employee may be granted an option that permits his or her rights to acquire shares under the Plan and all other plans qualifying for treatment as “employee stock purchase plans” under Section 423 of the Code established by the Company or its subsidiaries to accrue at a rate that exceeds $25,000 in fair market value of such shares (determined at the date of grant) for each calendar year.

Signet Jewelers Limited US Employee Stock Savings Plan

Notes to Financial Statements

April 30, 2015, 2014 and 2013

Payment of Benefits

Participants may elect to exercise their option to purchase shares of common stock at the end of the savings contract to which such option relates or receive their accumulated savings and interest thereon. Additionally, a participant or their beneficiary or estate may also exercise any of their options within 90 days after any of the following events prior to the expiration of options:

•	Death

•	Disability

•	Retirement after attaining age 60, or

•	Involuntary termination of employment by the Company without cause.

If a participant does not elect to exercise an option prior to its cancellation, the Company will treat such option as having been exercised if the fair market value of the shares underlying the option exceeds the accumulated savings (excluding interest) under the applicable savings contract and share certificates will be issued. If the fair market value of the shares under an option does not exceed the accumulated savings (excluding interest), the accumulated savings and any interest thereon will be distributed to the participant.

Income Taxes

The Plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. The plan administrators believe the Plan has been operated in compliance with applicable requirements of the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements. Issuance of shares upon exercise of an option under the Plan is not intended to result in taxable income to participants in the Plan. Upon the sale of shares of the Company purchased under the Plan, participants are subject to tax. The participant’s tax liability at the time of sale depends upon the holding period of the shares in the Plan. Eligible employees should consult with their own tax advisors as to the tax consequences of their particular transactions under the Plan.

Plan Termination

The Board may at any time terminate or amend the Plan in any respect; provided, however, that prior approval of the shareholders of the Company is required for any amendment which is beneficial in any material respect to participants in the Plan (other than amendments which are minor in nature and made to benefit the administration of the Plan, amendments necessary for the Plan to comply with the requirements of Section 423 of the Code or to take account of any existing or proposed legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for the Company, any of its subsidiaries or for participants). Upon termination of the Plan, the accumulated savings, if any, remaining in the accounts of the participants, shall be used to purchase shares under all outstanding options as if the Plan was terminated at the end of the term of a savings contract and any remaining accumulated savings and interest thereon shall be refunded in cash to the participants, unless the Board determines otherwise.

Signet Jewelers Limited US Employee Stock Savings Plan

Notes to Financial Statements

April 30, 2015, 2014 and 2013

Adjustments

Upon a change in capital structure of the Company, an equitable adjustment shall be made to each outstanding option such that each such option shall thereafter pertain to an equivalent number of shares after such change as before such change, or, at the sole discretion of the Company, provide for such securities, cash and/or other property as would have been received in respect of the shares subject to such option had such option been exercised in full immediately prior to such change. Such an adjustment shall be made successively each time any such change shall occur. In addition, in the event of any such change, the Company shall make any further adjustment to the number of shares and exercise price per share subject to outstanding options as shall be equitable to prevent dilution or enlargement of rights under such options and the determination of the Company as to these matters shall be conclusive, final and binding on all participants and other persons. In the event of a Change in Control of the Company, if options granted under the Signet Jewelers Limited Rules of the Sharesave Scheme (adopted on July 9, 2008, as amended) become exercisable then options under the Plan will concurrently become exercisable in the same manner and subject to the same limitations, to the extent consistent with and not in derogation of the rules of the Plan pursuant to Section 423 of the Code and other applicable law.

Withdrawals

A participant may cancel a savings contract and withdraw the accumulated savings and interest attributable to a savings contract at any time. However, if a participant cancels a saving contract prior to the end of its term, the participant generally forfeits the opportunity to purchase shares under the option relating to such contract. If a participant cancels a savings contract by reason of the participant’s death, disability or retirement after attaining age 60 or involuntary termination of employment by the Company without cause then such cancellation will be treated in accordance with the Payment of Benefits section described above. Historically, participants were assessed a processing fee upon a cancellation, but effective May 1, 2015 the processing fee has been eliminated.

Plan Administration

The Plan is administrated by a committee appointed by the Board. Day to day administration of the Plan is managed by AST Plan Equity Solutions. The Company pays all expenses of the Plan. Such expenses are not reflected in the accompanying financial statements. Effective May 1, 2015, the Company has terminated its relationship with AST Plan Equity Solutions and entered into an arrangement with Solium Capital Inc. (“Solium”) to manage the day to day Plan administration.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements in this report reflect the financial position and changes in plan equity of the Plan. The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amount and disclosures. Actual results could differ from those estimates.

Signet Jewelers Limited US Employee Stock Savings Plan

Notes to Financial Statements

April 30, 2015, 2014 and 2013

Subsequent Events

Management of the Plan has evaluated subsequent events through the date of issuance of the financial statements. With the exception of the changes to the Plan as noted above, which are effective May 1, 2015, there were no other subsequent events which required recognition or disclosure in the financial statements.

Fair Value Measurements

The Fair Value Measurements and Disclosures Topic of the ASC establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in an active market for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Valuation methodology used for the Plan assets are measured at fair value as follows:

Money market account: Determined by a quoted market price on active market and is classified within Level 1 of the valuation hierarchy.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of April 30, 2015 and 2014. As there are no Level 2 or Level 3 assets, those columns have been excluded from the tables.

	2015
	Level 1	Total
Government Money Market Account	$3,592,690	$3,592,690

	2014
	Level 1	Total
Government Money Market Account	$2,746,127	$2,746,127

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Signet Jewelers Limited US Employee Stock Savings Plan

By:	/s/ Michele Santana

	Name:	Michele Santana

	Title:	Chief Financial Officer Signet Jewelers Limited

Date: July 13, 2015

SIGNET JEWELERS LIMITED US EMPLOYEE STOCK SAVINGS PLAN

ANNUAL REPORT ON FORM 11-K

FOR FISCAL YEAR ENDED APRIL 30, 2015

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm. Consent of Bober, Markey, Fedorovich & Company